
unlo
Any vehicle. Anywhere. One-subscription.
Cameron Robinson | Cameron@unlomc.com


RANGE ROVER
EXCHANGE

The average cost to own and maintain a car is over $700 per month.

Yet, cars are on average parked 95% of the time.

Car ownership is wasteful and ties up a lot of cash that could be saved or spent more effectively.

Any vehicle. Anywhere. One-subscription.

unlo takes the best of the automotive industry and wraps it all into a single subscription.

Membership unlocks the vehicles you want and need, when you want and need, where you want and need.


9:41
Choose a Vehicle
Sedans
BMW M4, and more...

Traction

In initial test city:
9 members and clients.
30+ members in pipeline.
$15,000+ revenue.
$100,000+ potential MRR from website traffic.
7,000+ unique website visitors from 43 countries.
$200,000+ committed by founder.

Our members crave access over ownership



What our members say:

Can't wait to see what the future holds

This is definitely one of the highlights of the summer. Thank you for making this!!

Thanks so much, already excited for our next reservation!

A dream come true to drive these cars

Helluva day out there man - appreciate all that you do! Thanks for making things so easy and convenient.



Business model

unlo is a subscription-based business model. An adjustable ratio of vehicles to members ensures member access, and profit.

To launch, we're using an aggressive model of 1 vehicle to 3 members to ensure availability.

- $1,800/vehicle/mo. Vehicle cost: $1,350/mo. Margin = $450/mo.

Initial target market:

North America luxury car sales: $6b+

- Initial target will be the North American Luxury car market.

Focus on providing on-site car-share to urban upscale multifamily properties

- 16m residents: 1% = $1B+ annual revenue

Pilot:

- Seattle/Eastside, Washington

“They see it. They like it. They want it. They rent it…Owning nothing is now a luxury, thanks to a number of subscription startups” - New York Times.

“Millennials have been reluctant to buy items such as cars, music and luxury goods. Instead, they’re turning to a new set of services that provide access to products without the burdens of ownership.” - The Atlantic & Goldman Sachs

As we acquire usage data, asset optimization will maximize net income.

Future financing rounds would accelerate growth.

Average cost/vehicle/member = $450 per month.

Projected monthly recurring revenue



Revenue
Net Income
3500000
3000000
2500000
2000000
1500000
1000000
500000
0
-500000
49 Members
12 Months
258 Members
24 Months
1048 Members
36 Months
2810 Members
48 Months
5973 Members
60 Months

(These are forward looking projections that cannot be guaranteed)

Team

Cameron Robinson – founder

- Serial entrepreneur, led two companies from concept to revenue.
- Former west coast fleet and locations operations at Zipcar.
- Automotive subject matter expert for Microsoft Studios and Lexus.

The future of mobility will be sustainable, shared, subscribed, multi-modal, global, and will democratize a wonderful quality of life unlike anything in history.

unlo will lead and shape this future.

The Raise: $500k

Use of funds:

- Develop app v2
    - Reservations and access in one app.
        - 2 months from close of round (July 2021)

- Pilot programs with multifamily residential.
    - We'll launch pilots with property partners to create a scalable formula.
        - Summer 2021

- Convert more website visitors.
    - Add more vehicles to fleet.
        - Immediately following close of round (June 2021)
    - Rollout "lease-back" program to integrate peer-to-peer option.
        - 1 month from close of round (May 2021)

*These projections are not guaranteed.